                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935

            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

East River Ventures II, LP

   (Last)  (First)  (Middle)

645 Madison Ave.
22nd Floor

   (Street)


New York     New York       10022
   (City)   (State)       (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

04/24/00

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

13-4075197

4. Issuer Name and Ticker or Trading Symbol

SWWT, Inc. (SWWT)

5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).


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
            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------




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
         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------

Series B Preferred Stock, par value $.001       See           N/A        Common Stock, par value $.001 per share         10,141,263
   per share                                    Below (1)

                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------

Series B Preferred Stock, par value $.001        See Below (2)       D
   per share


Explanation of Responses:

(1) Shares of Series B Preferred Stock of SWWT were acquired in connection with the merger of E-Newco, Inc. ("E-Newco") into ENWC Acquisition, Inc., a wholly owned subsidiary of SWWT. The shares of Series B Preferred Stock will automatically convert into shares of Common Stock of SWWT following the approval by the stockholders of SWWT of the requisite increase to the amount of authorized Common Stock of SWWT and the receipt by SWWT of additional equity financing of at least $15.0 million. Of the 18,476,745 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock, 8,335,488 shares will represent restricted stock issued pursuant to the terms of a Restricted Stock Purchase Agreement between E-Newco and Jon V. Diamond, dated as of March 27, 2000. The restricted shares will vest in 36 equal monthly installments through March 31, 2003.

(2) The initial conversion rate is 100 shares of Common Stock for each share of Series B Preferred Stock.





      /s/ Walter Carozza                           05/10/00
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date
         Name: Walter Carozza

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).